UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          ----------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)



                                  Aptimus, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  US03833V1089
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

CUSIP No.                             13G                      Page 2 of 5 Pages
US03833V1089


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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (entities only)

      Timothy C. Choate
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization

      United States
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                5     Sole Voting Power
 Number of            1,142,121
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               1,142,121
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person

      1,142,121
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9

      28.7%
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12    Type Of Reporting Person (See Instructions)

      IN
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CUSIP No.                             13G                      Page 3 of 5 Pages
US03833V1089
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Item 1 (a).  Name of Issuer:
             Aptimus, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:
             95 S. Jackson Street, Suite 300
             Seattle, Washington  98104

Item 2 (a).  Name of Person Filing:
             Timothy C. Choate

Item 2 (b).  Address of Principal Business Office or, if None, Residence:
             95 S. Jackson Street, Suite 300
             Seattle, Washington  98104

Item 2 (c).  Citizenship:
             United States

Item 2 (d).  Title of Class of Securities:
             Common Stock

Item 2 (e).  CUSIP Number:
             US03833V1089

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable.

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CUSIP No.                             13G                      Page 4 of 5 Pages
US03833V1089
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Item 4.      Ownership.

       (a)   Amount beneficially owned:
                      1,142,121 shares of Common Stock

       (b)   Percent of class:
                      28.7%

       (c)   Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote
                         1,142,121 shares of Common Stock

             (ii)  Shared power to vote or to direct the vote
                         0 shares of Common Stock

             (iii) Sole power to dispose or to direct the disposition of
                         1,142,121 shares of Common Stock

             (iv)  Shared power to dispose or to direct the disposition of
                         0 shares of Common Stock

Item 5.      Ownership of Five Percent or Less of a Class.
             Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.      Identification   and   Classification  of  the  Subsidiary  Which
             Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
             Not applicable

Item 8.      Identification and Classification of Members of the Group.
             Not applicable

Item 9.      Notice of Dissolution of Group.
             Not applicable

Item 10.     Certifications.
             Not applicable

CUSIP No.                             13G                      Page 5 of 5 Pages
US03833V1089
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: February 14, 2002


                                        /s/ Timothy C. Choate
                                        ---------------------------------------
                                        Timothy C. Choate